Filed by D-Wave Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: DPCM Capital, Inc.

(Commission File No. 001-39638)

TD Ameritrade Interview Transcript – Alan Baratz on TD Ameritrade Network 2/8/2022

Nicole Petallides, TD Ameritrade Network

Live in New York City. Check it out, lots of green on the screen. Right. So far, we’re making it a … spotlight D-Wave Systems. Its a Canadian quantum computing company, announcing today it will go public via SPAC merger. It is our pleasure to welcome in CEO Alan Baratz, thank you so much for being with us. Our viewers want to learn more about your company. Tell us about your big day and what they need to know about D-Wave Systems.

Alan Baratz, CEO of D-Wave Systems

Well, thank you, Nicole. Thanks for the opportunity to be here today. As you mentioned D-Wave announced today that we are going public through a SPAC transaction with DPCM. What is so important about this is that D-Wave is the first and only commercial quantum computing company. We have over two dozen Forbes Global 2000 customers working on real business applications to leverage quantum computing to benefit their business operations. So, while the other quantum computing companies are talking about government funded research to help build their systems, we’re commercial today and we’re really excited about the opportunity to leverage this transaction to continue building the business.

Nicole Petallides, TD Ameritrade Network

So as we look at this now, I mean this is your time, right? As you noted, something special about your company here, at this point, so when we look at this era at this point, tell me a little bit more about the mechanics for quantum computing and what it is and how it’s so helpful now.

Alan Baratz, CEO of D-Wave Systems

Sure, so Quantum Computing uses quantum mechanical effects to be able to perform computations much faster than they can be perfect formed classically. And as a result, quantum computing can impact current hard problems. Things like employee scheduling or autonomous vehicle routing or improving manufacturing plant floor optimizations or loading containers onto ships. These are actually all really hard problems, in fact so hard that optimal solutions cannot be computed today classically, even given super computers. As a result, companies use heuristics to try to come up with good enough solutions, but with quantum computing and in particular, D-Wave’s annealing approach to quantum computing, we’re actually able to start delivering improved solutions to these problems today.

Nicole Petallides, TD Ameritrade Network

And these are real life problems, I mean you mentioned a few, right. Getting the ships out, or works schedules or as you’re running a company. They really do become quite intricate and hard to follow and hard to track and also lay the groundwork, as you work with these Forbes Global 2000 companies that you’ve been building relationships with. At this this point now tell me what the proceeds? What do you plan on doing?

Alan Baratz, CEO of D-Wave Systems

So, D-Wave does annealing quantum computing. We selected that approach because frankly it’s easier to scale, it’s really good at solving hard optimization problems, the types of problems that I mentioned previously. And as a result, we’ve been able to get to the point where we are commercial today. As we look to the future, first and foremost, we will we’ll be investing in go-to-market activities to be able to really expand that customer base and expand the base of applications that we are supporting. But in addition, we’ll be investing in our R&D programming so, in addition into our annealing program, we have announced that we are also going to be pursuing a gate model quantum computer. These are the two primary approaches to quantum computing. D-Wave is the only company in the world that does annealing. There are other companies that do gate model, but once we are delivering both annealing and gate we’ll be the only company in the world that is delivering both forms of quantum computing, and as a result can address all of the quantum use cases and full total addressable market for quantum. So, investments in go-to-market and investments in R&D.

Nicole Petallides, TD Ameritrade Network

Yeah, bringing so much value to your loyal customers at this point with that, in such a special way. That being said, the SPAC merger is expected to close in 2022, in the second quarter ideally. We’ll see at the New York Stock Exchange at that point. Tell me a little bit about the details? Does that sound about right to you?

Alan Baratz, CEO of D-Wave Systems

Yep. So, we’re expecting to close toward the end of Q2 and you know we still have a lot of work to do to get to that point. So, we’re all geared up and focused on making sure that that all progresses smoothly, and we’re ready to get to the point where we end up closing the transaction and can be traded on the New York Stock Exchange. We reserved the QBTS ‘qubits’, which is a kind of the form of storage in quantum computers, as the ticker symbol and we can’t wait to get there.

Nicole Petallides, TD Ameritrade Network

Yeah, I’m glad you mentioned it we did have it in the banner below, but I think it’s catchy. And I’m glad you brought attention to the ticker symbol too. We’ll be looking for that. Congratulations to you and the team. Exciting stuff here for D-Wave Systems. As you move forward here in the second quarter, we’ll getting more news from D-Wave and Alan Baratz. Thank you.

Alan Baratz, CEO of D-Wave Systems

Thank you.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction (as defined below) and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

Additional Information and Where to Find It

In connection with the potential business combination transaction (the “Transaction”) pursuant to which D-Wave Systems Inc. (“D-Wave”) and DPCM Capital, Inc. (“DCPM”) will become subsidiaries of a newly formed parent company, D-Wave Quantum Inc. (“D-Wave Quantum”), a registration statement on Form S-4 will be filed with the Securities and Exchange Commission (the “SEC”) by D-Wave Quantum that will include a prospectus with respect to the combined company’s securities to be issued in connection with the Transaction and a proxy statement with respect to the stockholder meeting of DPCM Capital to vote on the Transaction (the “proxy statement/prospectus”). D-Wave Quantum and DPCM urge investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about D-Wave Quantum, DPCM, D-Wave and the Transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of DPCM as of a record date to be established for voting on the Transaction. Once available, shareholders will also be able to obtain a copy of the registration statement on Form S-4—including the proxy statement/prospectus and other documents filed with the SEC without charge—by directing a request to: D-Wave Quantum Inc., 3033 Beta Avenue, Burnaby, BC V5G 4M9 Canada, or via email at shareholdercomm@dwavesys.com and DPCM Capital, 382 NE 191 Street, #24148, Miami, Florida 33179, or via email at mkilkenny@hstrategies.com. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

D-Wave Quantum, DPCM and D-Wave, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of DPCM’s stockholders in respect of the Transaction. Information about the directors and executive officers of DPCM Capital is set forth in DPCM’s filings with the SEC. Information about the directors and executive officers of D-Wave Quantum and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the Transaction when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to DPCM’s stockholders in connection with the proposed Transaction and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.